

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via Email
Daniel Meikleham
Chief Financial Officer
Urban Barns Foods Inc.
7071 Glover Rd
Milner, B.C., Canada V0X 1T0

> **Re:** **Urban Barns Foods Inc.**
> **Form 10-Q for the quarterly period ended April 30, 2013**
> **Filed June 14, 2013**
> **File No. 000-53942**

Dear Mr. Meikleham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended April 30, 2013
Statements of Stockholders' Equity

1. We note from your disclosures in note 8 and 9 to the financial statements that during the year you issued common stock and stock options for consulting and professional services, compensation, convertible debentures, and proceeds from sales of common stock. In this regard, please revise future filings on Form 10-Q to include a statement of stockholders' equity. We believe it would be beneficial for readers of your financial statements given the significance of equity activity that has occurred during the period.   The dollar and share amounts disclosed in the note 8 and 9 should easily reconcile to the amounts presented in the interim statements of shareholders' equity. Please confirm your understanding of this matter in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at (202)551-3305 or myself at (202)551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief